EXHIBIT 12.1

SEMPRA ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Fixed charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness(1)	$380	$701	$677	$636	$620	$601
Estimate of interest within rental expense	2	3	2	3	2	2
Preference security dividend requirements of consolidated subsidiaries(2)	1	2	2	1	6	6

Total fixed charges	$383	$706	$681	$640	$628	$609

Earnings:
Pretax income from continuing operations before income or loss from equity investees, noncontrolling interests and preferred dividends of subsidiaries	$1,149	$1,824	$1,600	$1,443	$1,399	$1,255
Add:
Total fixed charges (from above)	383	706	681	640	628	609
Amortization of capitalized interest(1)	—	—	—	—	—	—
Distributed income of equity investees	17	53	83	61	51	50
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Interest capitalized	31	90	69	40	23	53
Preference security dividend requirements of consolidated subsidiaries(2)	1	2	2	1	6	6
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total earnings for purpose of ratio	$1,517	$2,491	$2,293	$2,103	$2,049	$1,855

Ratio of earnings to fixed charges	3.96	3.53	3.37	3.29	3.26	3.05

(1)	In computing this ratio, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not reduce Fixed Charges by allowance for funds used during construction, or add amortization of capitalized interest in determining earnings.
(2)	In computing this ratio, “Preference security dividend requirements of consolidated subsidiaries” represents the pretax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.